Exhibit 99.1

Westport Fuel Systems to Announce Fourth Quarter and Fiscal 2016 Results on Monday March 27, 2017

VANCOUVER, March 7, 2017 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT / Nasdaq:WPRT) announced today that it will disclose its financial results for the fourth quarter ended December 31, 2016 on Monday, March 27, 2017 after market close. To coincide with the disclosure, Westport Fuel Systems has also scheduled a conference call for Monday, March 27, 2017 at 2:00 pm Pacific Time (5:00 pm Eastern Time).

Live Conference Call & Webcast

The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at http://wfsinc.com/investors/financials

Replay Conference Call & Webcast

To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 1135. The replay will be available until April 3, 2017. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation and industrial application brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

SOURCE Westport Fuel Systems Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/07/c5402.html

%CIK: 0001370416

For further information: Inquiries: Todd Skene, Manager, Investor Relations, Westport Fuel Systems, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 16:05e 07-MAR-17